Exhibit 16.1

June 21, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 21, 2005, of TheStreet.com, Inc. and are in agreement with statements concerning our firm contained in the last sentence of paragraph one and paragraphs 2 through 4 of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP